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SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rosewood Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

654 Madison Avenue, Suite 1009
(No. and Street)

New York	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Meuse 212-742-1840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Meuse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rosewood Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING DIRECTOR

Title



Notary Public My Comm. Exps. [illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Marx, Lange, Gutterman LLP

1430 Broadway, New York, NY 10018-9202
Phone: (212) 302-6000 Fax: (212) 302-6156

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder of
Rosewood Securities, Inc.

We have audited the accompanying statement of financial condition of Rosewood Securities, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rosewood Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
February 21, 2007

ROSEWOOD SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 9,298
Prepaid expenses	722
Total assets	$ 10,020
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 2,500
Shareholder's equity	
Common stock, no par value; 200 shares authorized, issued and outstanding	7,500
Additional paid-in-capital	21,812
Accumulated deficit	(21,792)
Total shareholder's equity	7,520
Total liabilities and shareholder's equity	$ 10,020

The accompanying notes are an integral part of these financial statements.

MLG
Certified Public Accountants

ROSEWOOD SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2006

Revenues	$ 449
Expenses	
Legal and professional fees	9,381
Rent and occupancy costs	1,500
Regulatory fees	1,910
Other operating expenses	6,321
Total expenses	19,112
Net loss	$ (18,663)

The accompanying notes are an integral part of these financial statements.

MLG Certified Public Accountants

ROSEWOOD SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2006

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance, January 1, 2006	$ 7,500	$ 23,700	$ (3,129)	$ 28,071
Capital contributed	—	37,000	—	37,000
Distributions	—	(38,888)	—	(38,888)
Net loss	—	—	(18,663)	(18,663)
Balance, December 31, 2006	$ 7,500	$ 21,812	$ (21,792)	$ 7,520

The accompanying notes are an integral part of these financial statements.

ROSEWOOD SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (18,663)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in prepaid expenses	273
Increase in accounts payable, accrued expenses and other liabilities	1,763
Net cash used by operating activities	(16,627)
Cash flows from investing activities:	
Conversion of warrants and purchase of securities	(24,000)
Proceeds from sale of securities	44,100
Net cash provided by investments activities	20,100
Cash flows from financing activities:	
Capital contributions	37,000
Distributions	(38,888)
Net cash used by financing activities	(1,888)
Increase in cash and cash equivalents	1,585
Cash and cash equivalents, beginning of year	7,713
Cash and cash equivalents, end of year	$ 9,298

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Rosewood Securities, Inc. (formerly known as Ryan Labs Securities, Inc.) was incorporated in the State of Delaware on November 26, 1996. Rosewood Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company primarily earns its fees through merger and acquisition activities and consulting services to its clients.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturity of three months or less when purchased.

Investment in Securities

During 2006, the Company exercised warrants for shares of common stock and, subsequently, sold the stock at a loss totaling $5,212, which is included in the financial statements.

3. **Net Capital**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $6,798, which was $1,798 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.37 to 1.

4. **Income Taxes**

The Company has elected to be taxed as an S Corporation for Federal and New York State purposes whereby, the income of the Company is taxed directly to its shareholder.

5. Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

ROSEWOOD SECURITIES, INC.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Total shareholder's equity as of December 31, 2006	$ 7,520
Less: non allowable assets	722
Net Capital	$ 6,798
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement	$ 5,000
Excess net capital	$ 1,798
Total aggregate indebtedness	$ 2,500
Percentage of aggregate indebtedness to net capital	.37 : 1

There were no material differences between the audited Computation of Net Capital included above and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA FOCUS filing

ROSEWOOD SECURITIES, INC.
Computation of Reserve Formula
Pursuant to Rule 15c3-3
December 31, 2006

Exemption claimed under Rule 15c3-3(k)(2)(i)

Supplementary Report Of Independent Auditors

MLG

Certified Public Accountants

Marx, Lange, Gutterman LLP

1430 Broadway, New York, NY 10018-9202
Phone: (212) 302-6000 Fax: (212) 302-6156

Certified Public Accountants

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Shareholder of
Rosewood Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rosewood Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Mark, Lange, Getterman LLP

New York, New York
February 21, 2007

END